June 4, 2012	Mark R. Busch
D 704.331.7440
F 704.353.3140
mark.busch@klgates.com

U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attention: Christopher Chase
Re:	ZBB Energy Corporation
Registration Statement on Form S-1 (the “Registration Statement”)
Filed February 16, 2012
File No. 333-179541

Ladies and Gentlemen:

On behalf of ZBB Energy Corporation (the “Company”), attached are the Company’s responses to the staff’s letter dated June 4, 2012, regarding the amended Registration Statement filed on May 8, 2012.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

June 4, 2012

Very truly yours,

/s/ Mark R. Busch
Mark R. Busch

cc:	Mr. Will Hogoboom

Responses of ZBB Energy Corporation to
SEC Comments of June 4, 2012

May 2012 Private Placement, page II-2

1.
We note that you conducted concurrent public and private offerings and sales of Notes on May 1, 2012. Given the timing and type of securities involved these offerings appear to have been commenced publicly and should have been completed publicly. Please provide us with your detailed analysis of how these offerings were consistent with Section 5 of the Securities Act and, with respect to the private offering, Section 4(2) of the Securities Act. For guidance, please refer to our Securities Act Sections Compliance and Disclosure Interpretation 139.25, and Securities Act Rules Compliance and Disclosure Interpretation 212.06, available on our website at www.sec.gov.

Company Response:

On May 1, 2012, the Company entered into Securities Purchase Agreements with certain investors providing for the sale of a total of $2,465,000 of Zero Coupon Convertible Subordinated Notes (the “Notes”).  The issuance of $1,835,000 of these Notes were offered and sold by the Company pursuant to an effective shelf registration statement on Form S-3, which was declared effective on March 21, 2011 (File No. 333-171957) (the “Registration Statement”) which registered the sale of such Notes (the “Registered Notes”) and the Common Stock into which such Notes are convertible. The remaining $630,000 of Notes (the “Unregistered Notes”) and the Common Stock into which such Notes are convertible were sold without registration under the Securities Act of 1933, as amended (the “Act”) in reliance on the exemption provided by Section 4(2) of the Act.

In conducting the Notes offering the Company carefully considered the availability of an exemption under Section 4(2) from Section 5 registration requirements for the offer and sale of the Unregistered Notes.  In this analysis, the Company relied on the guidance set forth in Securities Act Sections Compliance and Disclosure Interpretation 139.25 and in Securities Act Release No. 8828 concerning integration issues implicated by concurrent public and private offerings of securities (the “Guidance”).  Under the Guidance it is clear that an issuer may conduct concurrent public and private offerings of securities, but only if the issuer is able to establish that the investors in the private offering were not solicited by means of general solicitation (including through the filing of the registration statement).

Securities Act Release No. 8828 provides some examples of the application of this principle: “[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

All but one of the purchasers of the Unregistered Notes were officers or directors of the Company.  The one purchaser who was neither an officer nor a director was an individual well known to several members of the Company’s board of directors and Company officers.  Two different members of the Company’s board of directors currently and/or previously served as a director with this individual on other company boards.  Two other directors previously worked under this individual at other companies and one other director had substantial other business contacts with this individual.  The Company’s chief financial officer was also chief financial officer for a company where this individual served on the board of directors.  This individual had expressed an interest in the Company, and a potential investment in the Company, well before the initiation of the offering and had been discussing Company matters with the Company’s chairman for years.  Accordingly, the Company had a substantive pre-existing relationship with this individual and had a basis for concluding that he was a sophisticated accredited investor with substantial financial resources.  The Company’s chairman, and not the placement agent for the Registered Notes, contacted this individual about the offering.

Therefore, consistent with the Guidance, all of the investors in the private placement became interested in the Notes offering through some means other than the registration statement that did not involve a general solicitation. Additionally, each purchaser of Unregistered Notes represented that (1) it is an “accredited investor” as defined under the Act, (2) it acquired its Unregistered Notes as principal for its own account and had no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such securities and (3) such purchaser had such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Unregistered Notes.  Each Unregistered Note was issued with the following legend:

THIS NOTE AND THE SHARES ISSUABLE UPON EXERCISE OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.  THIS NOTE AND THE SHARES ISSUABLE UPON EXERCISE OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OR APPLICABLE EXEMPTION OR SAFE HARBOR PROVISION.

As such, the Company believes the offer and sale of the Unregistered Notes met all the criteria necessary to be exempt from registration by virtue of Section 4(2) of the Act and otherwise was consistent with Section 4(2).

2.	Please provide us with your calculations demonstrating that your May 1, 2012 offer was consistent with the limitations of General Instruction I.B.6 of Form S-3.

Company Response:

As of May 1, 2012, the aggregate market value of the Company’s outstanding common stock held by non-affiliates was $26,165,236 based on 41,055,079 shares of outstanding common stock, of which 37,378,909 shares were held by non-affiliates, and a per share price of $0.70 which was the closing sale price of the Company’s common stock as quoted on the NYSE Amex on March 23, 2012. Following the offer and sale of the Registered Notes and as detailed in the following table, the Company had sold securities with an aggregate market value of $8,715,296 pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period.

	Shares/ Underlying Shares		Price/ Share ($)		I.B.6 Amount
June 2011 Registered Direct Sale of Common Stock	2,780,439		0.82		$2,279,960
December 2011 Registered Direct Sale of Common Stock	1,425,000		0.71		$1,011,750
February 2012 Registered Direct Sale of Common Stock	4,225,353		0.71		$3,000,001
Registered Notes Offering	3,462,264	*	0.70	*	$2,423,585
					$8,715,296

* In accordance with the instructions to Form S-3, the amount of Registered Notes sold is calculated by multiplying the number of underlying shares of common stock by the same price per share used to calculate the Company’s public float ($0.70).  The number of shares of underlying stock is equal to the issue price of the Registered Notes divided by the conversion price of $0.53 ($1,835,000/$0.53 = 3,462,264).